Consent of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We consent to the use of our report dated July 16, 2004, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholder’s deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that the consolidated balance sheet as of December 31, 2002 and the consolidated statements of operations, changes in shareholders’ deficit and comprehensive loss, and cash flows for the years ended December 31, 2002 and 2001 have been restated.

The audit report covering the December 31, 2003 consolidated financial statements contains an explanatory paragraph that states that effective May 6, 2004, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Middle District of Tennessee. The consolidated financial statements do not reflect the effects of fresh start accounting, which will be applied in connection with the Company’s emergence from Chapter 11.

The audit report covering the December 31, 2003 consolidated financial statements refers to changes in the methods of accounting for reclamation liabilities and redeemable preferred stock.

KPMG LLP

Richmond, Virginia
August 11, 2004